[Letterhead of Sutherland Asbill & Brennan LLP]

April 30, 2009

VIA EDGAR

James E. O’Connor, Esq.
Attorney/Advisor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Keating Capital, Inc.
Registration Statement on Form N-2 filed February 10, 2009
File No. 333-157217

Dear Mr. O’Connor:

On behalf of Keating Capital, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter dated March 13, 2009 (the “Staff Letter”) with respect to the Company’s registration statement on Form N-2 (File No. 333-157217)(the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below and are followed by the Company’s responses.  For the sake of convenience, the Staff’s comments have been numbered below to reflect the order in which each appeared in the Staff Letter.

Prospectus

Facing Page

1.
Please disclose prominently, or explain to us why it is not the case, that purchasers in the offering may suffer immediate dilution, given that the proposed maximum offering price is $10 per share and the net asset value per share at December 31, 2008 was $8.27.

The Company has revised the cover page of the Prospectus in response to the Staff’s comment.

Cover Pages

1.
The stated objective of “total return” is inconsistent with the statement that the Fund’s “primary emphasis will be to attempt to generate capital gains through our equity investments...”  If there is a primary emphasis on capital gains and income is to be a “component,” it appears that the actual investment objective should be stated as:  primarily capital gains with a secondary object of income realization.

James E. O’Connor, Esq.
April 30, 2009

The Company has revised the disclosure regarding its investment objective throughout the Prospectus in response to the Staff’s comment.

2.
The front cover states:  “We intend to invest principally in equity securities, including convertible preferred securities and debt securities convertible into equity securities, of primarily non-public U.S.-based companies.”  Please make clear that the Fund’s initial investments will be entirely unsecured or subordinated convertible debt securities issued by non-public micro-cap companies and that these securities will be considered below investment grade, commonly called “junk,” by rating agencies.

The Company has revised the cover page of the Prospectus in response to the Staff’s comment.

3.
Please state on the front cover that the Fund does not expect to be fully invested for up to two years and, given the 2% advisory fee and the other expenses, anticipated income during that period is not expected to cover the Fund’s expenses.

The Company has revised the cover page of the Prospectus in response to the Staff’s comment.

4.
The disclosure states: “we anticipate that a significant portion of our investments at any given time will include a component of interest or dividends, which we believe will provide us with current yield, in addition to the potential for capital appreciation.”  Please clarify whether the Fund anticipates this occurring currently.

The Company has revised the cover page of the Prospectus in response to the Staff’s comment.

5.
Please revise the bolded statement, “investing in our common stock may be considered speculative and involves a high degree of risk,” to state that investments made in the Fund “should be considered highly speculative.”  See Item 1.1.j. of Form N-2.

The Company has revised the cover page of the Prospectus in response to the Staff’s comment.

6.	On the inside cover page and in the first sentence of the subsection “Risk Factors,” on page 9, please state that an investment in the Fund “should be considered highly speculative.”

James E. O’Connor, Esq.
April 30, 2009

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

7.	On the back cover page, please format as a separate paragraph the sentence that begins: “except as specifically required the use of forecasts is prohibited…”

The Company has revised the cover page of the Prospectus in response to the Staff’s comment.

8.	Please revise the use-of-proceeds table to include the “offering expenses” that are included in the table on page 45.

The Company has revised the cover page of the Prospectus in response to the Staff’s comment.

9.	Also in the table, please substitute the term “Sales Load” for “Selling Commissions” and “Dealer Manager Fee.” See Item 1.1 .g. of Form N-2.

The Company has revised the cover page of the Prospectus in response to the Staff’s comment.

About This Prospectus

1.           The disclosure states:

We will endeavor to avoid interruptions in the continuous offering of our shares of common stock, including, to the extent permitted under the rules and regulations of the SEC, filing an amendment to the registration statement with the SEC if our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement.  There can be no assurance, however, that our continuous offering will not be suspended while the SEC reviews such amendment, until it is declared effective.

Please revise the disclosure to conform to the undertaking required by Item 34.1 of Form N-2 that the Fund will suspend the offering of shares until its prospectus is amended whenever net asset value falls more than 10 percent.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

James E. O’Connor, Esq.
April 30, 2009

Prospectus Summary

1.
If, as stated, the IPO market is “virtually non-existent for micro-cap companies,” please explain why it is that there will be investors for the IPOs of the micro-caps in which the Fund invests. In addition, please redraft this paragraph in plain English.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that while certain of its portfolio companies may eventually “go public” through a traditional initial public offering (“IPO”), it expects a significant portion to become “public” through filing of a registration statement under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and obtaining a subsequent listing on the Nasdaq Capital Market, if qualified, or on the Over-the-Counter Bulletin Board in lieu of such a Nasdaq listing.  Traditionally, the firm commitment, underwritten IPO had been the primary source for new issues to come to market.  However, in light of the experience of its senior investment professionals, the Company believes that a thriving market for alternative ways of bringing a company public has emerged to fill the void left by a declining traditional, firm commitment, underwritten IPO market.  The Company therefore does not believe that the current absence of a traditional IPO market will hinder the Company’s investment and operating strategies, but may instead potentially increase the pool of prospective portfolio companies to include those for which a traditional IPO is no longer a viable alternative.

2
The disclosure on page 2 states:  “The convertible debt instruments we expect to receive in connection with our initial investments will likely be unsecured or subordinated debt securities.”  Please expand the disclosure to state that:  (1) such debt securities will generally not be rated by any rating agency.  (2) If such investments were rated, they would be below investment grade or “junk.”  (3) Indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal and is, therefore, commonly subject to additional risks.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

3.            Please provide a separate heading for the last two paragraphs on page 2, which begin:  “during the last half of 2008...” and “we have no operating history...” respectively.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

James E. O’Connor, Esq.
April 30, 2009

4.            Where appropriate, please explain the responsibilities of a “portfolio originator.”

The Company has revised the above-referenced disclosure in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that its investment adviser currently employs three individuals who are devoted on a full time basis to portfolio origination activities.  Each of these individuals is responsible for the identification and preliminary screening of prospective portfolio companies to determine if they meet the Company’s investment criteria.  These portfolio originators are primarily responsible for developing and maintaining relationships with both intermediaries (i.e., investment bankers, business brokers, lawyers, accountants and consultants) and prospective portfolio companies, with the goal of identifying companies that would meet the Company’s investment criteria.

5.	The disclosure on page 2 states: “We have no operating history”. Revise this disclosure to reflect the activity from May 9, 2008, inception, through December 31, 2008.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

6.
In the subsection “Investment Strategy, on page 5, it is not apparent what the Fund’s “competitive advantages” are with respect to “other providers of capital to public ready micro-cap companies including private equity firms, venture capital firms and reverse merger sponsors.”  For example, do other “providers” invest in micro-cap companies that do not have “defensible valuations”?  Does the investment adviser have more “extensive experience in taking companies public and designing capital markets and investor relations programs” than other “providers”?  Please delete or revise this disclosure.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that it believes that the prior experience of its investment adviser’s senior investment professionals in working with micro-cap companies provides the Company with a distinct competitive advantage over other possible providers of capital in attracting prospective portfolio companies that would be qualified investment candidates.

In particular, the senior investment professionals of Keating Investments, LLC (“Keating Investments”), the Company’s investment adviser, have extensive experience both investing in and assisting public ready micro-cap companies in obtaining public company status.  Prior to the Company’s formation, Keating Investments and its senior investment professionals previously managed Keating Reverse Merger Fund, LLC, or the Keating Reverse Merger Fund,  which invested in 13 micro-cap companies and had gross assets of approximately $20.5 million prior to its planned liquidation in December 2007.

James E. O’Connor, Esq.
April 30, 2009

In addition, subsequent to the Keating Reverse Merger Fund becoming fully invested, Keating Investments and its senior investment professionals managed six special purpose investment companies, each of which was formed to invest in a micro-cap company seeking to obtain public company status through a reverse merger with an existing public company.  In connection with these investment activities, Keating Investment’s senior investment professionals also arranged bridge financing through funds Keating Investments managed for many of the micro-cap companies in which those funds were invested and provided financial communications and marketing assistance to such micro-cap companies to help create greater market visibility and liquidity after achieving public company status.

The Company believes this prior experience provides it with a significant competitive advantage relative to private equity firms, venture capital firms and reverse merger sponsors with which it competes who may have limited or, in certain cases, no directly comparable experience in meeting the needs of private companies desiring to go public without the traditional IPO.

7.
The subsection “Plan of Distribution,” on page 6, discusses deposits in escrow after the “minimum offering amount” is met.  Please clarify whether investors will receive interest on these deposits, as well as the minimum offering amount, and whether fees and expenses will be deducted.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

8.
The subsection “Estimated Use of Proceeds,” on page 7, states that it may take the Fund several months after meeting its minimum offering amount before it raises sufficient funds to invest the initial proceeds of the offering in securities meeting its investment objective, and that the Fund anticipates that it will take up to twelve to twenty-four months after conclusion of the offering to invest substantially all of the net proceeds of the offering...We cannot assure you we will achieve our targeted investment pace.  We also note that the “Risk Factors” subsection, on page 9, states that “we have not identified any of the portfolio companies in which we will invest the net proceeds of this offering.”

Please explain to us why, given the previous discussion about the investment adviser’s “relationships and extensive experience” and contacts with micro-caps, it will take so long for the Fund to become fully invested.  Why are the advisers unaware of any current investment opportunities, given the “market opportunity,” “large potential markets,” and their “network of contacts and sources” described throughout the prospectus?  (For example, see:  “Continued need for growth capital try public ready micro-cap companies looking for an equity partner, “on page 60, “IPO financing alternative”,“ on page 62, and Deal sourcing, on page 69.)  If this long start-up period is related to the current state of the economy, why is the Fund even going ahead with the offering now?

James E. O’Connor, Esq.
April 30, 2009

The Company has revised the “Business” section of the Prospectus in response to the Staff’s comment.  The Company further advises the Staff on a supplemental basis that the length of time expected to fully invest the proceeds of the offering is primarily related to the additional diligence required in connection with investments in micro-cap companies, as well as the fact that the Company’s follow-on investments in each portfolio company will not be made until that portfolio company has satisfactorily completed its going-public preparation process.

Discussion of Going Public Process

The diagram below gives an illustration of the Company’s expected timeline for a typical “going public” transaction for a portfolio company. From the day that a term sheet for a proposed investment is executed, there are a number of discrete milestones that must be achieved before the portfolio company can achieve public company status and have its securities listed for trading.  Based on the previous experience of Keating Investments’ senior investment professionals, from the day that a term sheet is signed, the Company believes that it will generally take:

•	Approximately 60 to 90 days to complete the “going public” process and close the follow-on equity investment;
•	Approximately 120-150 days for a registration statement filed under the Exchange Act to become effective and clear any Staff comments;
•	Approximately 9 months to begin trading on the Over-the-Counter Bulletin Board; and
•	Approximately 15-18 months to upgrade from the Over-the-Counter Bulletin Board to the Nasdaq Capital Market, if applicable.

Given these time frames and coupled with the scope of the work and the number of parties involved in each phase, the Company anticipates being able to complete five to ten investments per year.  As a point of reference, in 2008 the most active private equity firm (as measured by number of deals) completed 12 buyouts, and the firm ranked number 20 on the league table completed eight transactions.  The median number of transactions among the top 20 most active private equity firms in 2008 was five.

James E. O’Connor, Esq.
April 30, 2009

Discussion of Pipeline

The Company’s investment adviser currently employs a 7-stage system to track the progress of deals in its pipeline as set forth below:

Stage in Pipeline	Description of Stage
Stage One
Company information has been received and reviewed by a portfolio originator, and the target portfolio company meets the Company’s minimum investment criteria. The target portfolio company has expressed an interest in the Company’s “going public” process.

Stage Two	The portfolio originator and the target portfolio company have agreed, in principle, on the valuation metrics to be used in the transaction.
Stage Three	The portfolio originator has submitted an Investment Opportunity Report on the target portfolio company to the Investment Committee for consideration.
Stage Four	Investment Committee has submitted a Management Questionnaire to the target portfolio company requesting detailed information.
Stage Five	Investment Committee has submitted a Term Sheet to the target portfolio company outlining the terms and conditions of the proposed investment.
Stage Six	Target portfolio company has accepted the terms and conditions of the investment and the Term Sheet is executed.
Stage Seven	The Company has closed the investment transaction and made the initial investment in the target portfolio company.

Since the closing of the Company’s initial private placement, the Company’s investment adviser has reviewed over seventy companies that meet the Company’s investment criteria.   Of those companies, nine are at various stages in the pipeline.

While the current proposed public offering remains open, the Company expects its investment adviser will be issuing term sheets and making investments in qualified portfolio companies.  The Company anticipates completing two to four investments during the remainder of 2009, and five to ten investments per year thereafter, until all of the proceeds of our initial private placement and the proposed offering have been invested.  The consummation of each investment will depend upon satisfactory completion of the Company’s due diligence investigation of the prospective portfolio company, the Company’s confirmation and acceptance of the investment terms, structure and financial covenants, the execution and delivery of final binding agreements in form mutually satisfactory to the parties, the absence of any material adverse change and the receipt of any necessary consents.  The Company can provide no assurance that it will be able to meet its anticipated pace of investment.

James E. O’Connor, Esq.
April 30, 2009

9.
Please state explicitly in this subsection that the Fund will still be charged a 2% advisory fee, even though its assets are “primarily in cash, cash equivalents, U.S. government securities and other high-quality investments.”  In addition, please explain to us why the investment adviser will charge its full 2% annual fee during a period when the Fund is operating primarily as a money market fund, instead of a BDC.

The Company has revised the disclosure in the Prospectus under the headings “Fees and Expenses,” “Prospectus Summary – Advisory Fees” and “Investment Advisory and Administrative Services Agreement” in response to the Staff’s comment.  In addition, the Company respectfully refers the Staff to its response to Comment 8 under “Prospectus Summary.”  Specifically, the Company’s investment adviser is presently, and will continue to be, actively engaged in locating and evaluating prospective portfolio companies, as indicated by the nine prospective investments presently in various stages in its pipeline.  In addition, the Company’s investment adviser will likely be significantly involved in assisting each portfolio company in achieving public company status prior to the time the Company makes its more substantial follow-on investment in each portfolio company.  The Company therefore believes it is appropriate for its investment adviser to receive the full 2% annual management fee prior to the time the proceeds of the current proposed public offering have been fully invested, given the significant amount of time, expense and effort that will be expended by its investment adviser during this period.  In view of the Staff’s comment, however, Keating Investments has agreed to defer a portion of the base management fee payable equal to 0.5% of the Company’s gross assets until it has completed at least one investment in a micro-cap company consistent with its investment strategies described in the Prospectus.

10.
The subsection “Conflicts of Interest,” on page 8, mentions that “Keating Investments will receive certain fees in connection with the management and sale of our portfolio companies.”  Please explain these fees.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

11.
The disclosure in this same subsection states that “investors in our common stock will invest on a “gross” basis and receive distributions on a “net” basis after expenses.”  How is it that investors are investing on a “gross” basis if their investment is reduced by a sales load?

James E. O’Connor, Esq.
April 30, 2009

The Company has revised the above-referenced disclosure in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that the references to “gross” and “net” included in the above-referenced disclosure were intended to highlight the fact that the return, if any, received by stockholders will be net of expenses incurred by the Company in connection with its ongoing operations, including fees payable under its Investment Advisory and Administrative Services Agreement.

12.
The same subsection also states that “we and other future clients of Keating Investments may make additional investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities.”  Please explain this statement.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

13.	Please inform us whether the Fund’s directors are subject to written conflict of interest policies.

The Company advises the Staff on a supplemental basis that the Company’s directors are subject to conflicts of interest policies under the Company’s Code of Ethics adopted pursuant to Rule 17j-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as well as its Code of Business Conduct and Ethics adopted pursuant to the requirements imposed under the Sarbanes-Oxley Act of 2002, as amended.

14.
In the “Risk Factors” subsection, on page 9, please revise the two bullet points that describe “current market conditions” and “capital markets disruption” to describe how current conditions are affecting micro-cap companies and the BDCs that invest in them.  Move the revised bullet points to the front of the “Risk Factors” subsection.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

15.
The “Risk Factors” subsection states that “portions of the distributions that we make may represent a return of capital to you which will lower your tax basis in your shares.”  (We note that this bullet essentially appears twice on page 11.)  Please inform us whether the Fund intends to report a distribution yield.  If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, it should disclose the components of the distribution yield.  In addition, any reports containing distribution yields should be accompanied by the SEC total return and/or yield and the Fund should also disclose that the distribution yield does not represent its performance.

James E. O’Connor, Esq.
April 30, 2009

The Company advises the Staff on a supplemental basis that it does not presently intend to report a distribution yield, other than in connection with disclosures required in connection with its Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Company confirms to the Staff that it will provide the disclosure required by Section 19(a) and Rule 19a-1 under the Investment Company Act in the event its board of directors determines that a tax return of capital is likely to occur for a particular fiscal year.  The Company further confirms that it will provide corresponding disclosure in its quarterly and annual reports filed under the Exchange Act.

16.
Please furnish us with a representation that the Fund will disclose estimates of the tax characteristics of its quarterly distributions in its semi-annual reports, even though its tax numbers cannot be finalized until its fiscal year-end. Estimates of the tax characterizations of the Fund’s distributions in its semi-annual reports will alert shareholders to potential year-end tax consequences.

The Company confirms to the Staff that it will provide the disclosure required by Section 19(a) and Rule 19a-1 under the Investment Company Act in the event its board of directors determines that a tax return of capital is likely to occur for a particular fiscal year.  The Company further confirms that it will provide corresponding disclosure in its Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K filed under the Exchange Act reflecting the estimated tax return of capital, if any, that would be deemed to have been distributed if the Company’s tax year were deemed to have ended as of the date of such Quarterly or Annual Report.

17.	In the “Risk Factors” subsection, please include a description of the liquidity risks discussed on pages 36-38.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

18.	With respect to each of the bullets in the “Risk Factors” subsection, please provide a citation to the fuller discussion of that risk in the body of the prospectus.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Fees and Expenses, page 7

1.
Fee table expenses are shown as percentages of an amount of net assets that assumes the maximum $100 million of gross proceeds from the offering.  Please revise the fee table so that net assets are based on the amount of proceeds that is most likely to be raised in the offering.

James E. O’Connor, Esq.
April 30, 2009

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

2.
Please inform us whether the $500,000 of “other operating expenses,” described on page 17, are in included in the fee table.  Please provide support for the calculation of each component of Total annual expenses in the Fees and Expenses table.

The Company advises the Staff on a supplemental basis that the $500,000 of “other operating expenses” described on page 17 is included in the “Fees and Expenses” tabular disclosure included in the Prospectus, and reflects the estimated allocable portion of operating and administrative expenses expected to be reimbursed by the Company to Keating Investments.  Pursuant to the Staff’s request, set forth below is an estimated breakdown of the amounts comprising the “Other Expenses” component of “Total annual expenses,” which includes the $500,000 “other operating expenses” described on page 17 as “Administrative expenses reimbursable to the investment adviser”:

Professional fees	$420,000
Marketing and advertising	67,500
Insurance, risk management and compliance	67,500
Other operating expenses	120,000
Administrative expenses reimbursable to the investment adviser	337,000
$1,012,000

3.	Since inception on May 9, 2008, money received has been invested in a money market fund. Are the Acquired Fund Fees and Expenses related to this investment reflected in the Fee Table? If not, why not?

The Company has updated the “Fees and Expenses” table included in the Prospectus in response to the Staff’s comment.

What is the Experience of Keating Investments? page 18

1.             Please disclose the amount of assets currently being managed by Keating Investments.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.  In addition, the Company respectfully refers the Staff to its response to Comment 6 under “Prospectus Summary” set forth above, which details the funds that were previously managed by the Company’s investment adviser and its senior investment professionals.

James E. O’Connor, Esq.
April 30, 2009

Risks Relating to Our Business and Structure, page 22

We are a recently-formed company with no operating history, page 22

1.
Please explain the statement:  “we anticipate that it may take twelve to twenty-four months to invest substantially all of the net proceeds of the offering in our targeted investments, because of our relatively small size and lack of operating history, we may be unable to identify and fund investments that meet our criteria.”  Based on your response, we may have additional comments.

The Company respectfully refers the Staff to its response to Comment 8 under “Prospectus Summary” set forth above.

Our investment adviser and its management have no prior experience, page 22

2.	Please provide specific information about Keating Investments’ experience with “private investments in smaller public companies.”

The Company respectfully refers the Staff to its response to Comment 6 under “Prospectus Summary” set forth above.

There is a risk that you may not receive dividends, page 26

3.
Please treat the last paragraph as a distinct risk with its own title.  In addition, include the explicit comparison with “larger operating companies” in the risk disclosure on page 2 of the prospectus.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Risks Related to Our Portfolio Company Investments, page 32

1.             Please put these risks in the front of the “Risk Factors” section.

The Company has revised the “Risk Factors” section of the Prospectus in response to the Staff’s comment.

Investing in primarily micro-cap companies may present certain challenges, page 39

James E. O’Connor, Esq.
April 30, 2009

2.             Please include this paragraph in the risk disclosure on page 2 of the prospectus.

The Company has revised the disclosure included in the Prospectus Summary in response to the Staff’s comment.

Your interest in us will be diluted if we issue additional shares. page 43

3.             Please state whether there is any intention for the Fund to issue additional shares.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Critical Accounting Policies, page 53

1.	Please clarify that, based on the disclosure on page 78, there is only an “expectation” that the Fund will hire “a nationally recognized third party valuation firm.”

The Company advises the Staff on a supplemental basis that it intends to retain a nationally recognized third party valuation firm as part of its quarterly valuation process once it has invested a portion of its assets in micro-cap portfolio companies.  The Company has revised the above-referenced disclosure in response to the Staff’s comment to clarify the ambiguity noted in the Staff’s comment.

2.
The subsection “Valuation of Portfolio Investments” states, “We will determine the net asset value per share of our common stock quarterly.  Revise the disclosure to state that the net asset value will be determined quarterly, or more frequently, as circumstances dictate.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

3.
The subsection “Valuation of Portfolio Investments” includes disclosures about SFAS 157.  When was SFAS 157 adopted?  Provide the disclosures required by SFAS 157 related to the level within the fair value hierarchy each major category of assets and liabilities falls in the financial statements in tabular format.

The Company has revised the above-referenced disclosure in response to the Staff’s comment to note when the Company adopted SFAS 157.  In addition, the Company advises the Staff on a supplemental basis that it does not believe tabular disclosure is required to be included in its MD&A discussion pursuant to SFAS 157 given that its sole investment as of December 31, 2008 consisted of its holdings in the GS Fund.

James E. O’Connor, Esq.
April 30, 2009

Liquidity premium, page 67

1.	Please explain to us how the statements made in this paragraph are not inconsistent with the lack of liquidity described on pages 36-38.

The Company believes that market liquidity is a significant reason why investors are willing to pay a premium for equity securities of publicly traded companies.  In contrast, the lack of an active market is often the basis for applying a liquidity discount to valuations of non-public or thinly traded equity securities.  The Company believes that many micro-cap companies often fail to achieve any meaningful measure of liquidity, thereby negating the primary reason for achieving public company status.  Given the prior experience of Keating Investments’ senior investment professionals, the Company intends to provide managerial assistance to its portfolio companies, even after they achieve public company status, to assist in obtaining an exchange listing and promoting market visibility and liquidity for their shares.

The Valuation Committee, page 83

1.
Will the Valuation Committee operate subject to written valuation policies?  Will the reliability of the valuations provided by the “third-party valuation firm” be periodically evaluated by the Committee in hindsight?

The Company advises the Staff on a supplemental basis that the Company has adopted written valuation policies governing its valuation process.  In addition, the Valuation Committee will be required to evaluate the valuations provided by any third party valuation firms on a quarterly basis, and will independently determine the appropriate valuations to recommend to the Company’s Board of Directors for approval.  The Company also expects that the Valuation Committee will periodically evaluate the valuations it receives from third-party valuation firms in connection with its ongoing oversight of third party valuation firms that may be retained by the Company as part of its valuation process.

Dealer Manager, page 93

1.
Please inform us whether the Fund’s Board of Directors has reviewed and approved the terms and conditions of the Fund’s engagement of Andrews Securities.  Please clarify whether Michael J. Keating is still with Andrews Securities.

Although the specific terms set forth in the Company’s proposed Dealer Manager Agreement with Andrews Securities have not yet been approved by its Board of Directors, the Company confirms to the Staff that its Board of Directors will be required to approve the terms and conditions of its engagement of Andrews Securities prior to effectiveness of the Registration Statement and commencement of the offering.  In addition, the Company advises the Staff on a supplemental basis that it has been advised that, pursuant to prior agreements, Michael Keating will have no further association with Andrews Securities after June 30, 2009.

James E. O’Connor, Esq.
April 30, 2009

Preferred Stock, page 99

1.             Please disclose whether the Fund intends to issue preferred shares within the next year.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Other

1.
The certifications of the Chief Executive Officer and Chief Financial Officer included as EX31.1 and EX31.2 included in the Registrant’s Form 10-K filed on March 9, 2009 are improper in format.  File an amended Form 10-K to include the appropriate form of certifications.

The Company respectfully refers the Staff to Item 601(b)(31) of Regulation S-K.  Specifically, the Company is permitted to omit certain statements from its CEO and CFO certifications as a result of its status as a “non-accelerated filer” under the Exchange Act.  The Company will, however, be required to include those omitted statements in connection with its Annual Report on Form 10-K for the year ending December 31, 2009.

2.
Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund’s securities have filed the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

The Company advises the Staff on a supplemental basis that it believes that all ownership reports required to be filed under Section 16 of the Exchange Act have been filed in the manner and within the timeframes set forth therein.

3.	Please state in your response letter whether the FINRA has reviewed the terms and arrangements of the offering.

The Company advises the Staff on a supplemental basis that a copy of the Registration Statement and additional required materials have been submitted to FINRA for its review by or on behalf of Andrews Securities, as dealer-manager for the proposed offering.  The Company has been advised by Andrews Securities that the FINRA review remains ongoing.

*          *          *

James E. O’Connor, Esq.
April 30, 2009

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.

Sincerely,

Cynthia M. Krus